SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2024

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MATERIAL FACT | 02/24

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Corporate Taxpayer ID (CNPJ/ME) 76.483.817/0001-20 - Company Registry

(NIRE) 41300036535 - CVM Registration
B3 (CPLE3, CPLE5, CPLE6, CPLE11)
NYSE (ELP)
LATIBEX (XCOP, XCOPO, XCOPU)

Long-Term Incentive Plan

COPEL (“Company”), a company that generates, transmits, distributes and trades energy, in compliance with the terms of article 157, § 4, of Law no. 6,404, of 1976 (“Brazilian Corporation Law ”), and CVM Resolution No. 44, of 2021, communicates to its shareholders and the market in general that the Board of Directors (“CAD”) approved to submit for consideration at the Company’s 210th Extraordinary General Meeting, to be held on April 22, 2024, the proposal for the "Plan for the Granting of Restricted Shares and Performance Shares of the Company" ("Plan"), which will have as participants managers and employees of the Company and its subsidiaries.

The Plan is proposed in the context of improving the compensation practices of the members of the statutory bodies and key people of the Company, with the objective of i) aligning the compensation of senior management with Copel's long-term objectives; ii) link part of the compensation to the Company's value generation (ILP); iii) foster a culture of meritocracy and high performance; and (iv) retain and attract new talent.

The proposal provides for the possibility of granting two types of restricted shares, which will give beneficiaries the potential right to receive common shares issued by Copel:: (a) Performance Shares, subject to a grace period and restriction, performance targets and other terms and conditions set out in the Plan and in the applicable grant programs and agreement; and (b) Restricted Shares, subject to a grace period, restriction and other terms and conditions set forth in the Plan and in the applicable grant programs and agreement.

Within the scope of the Plan, which will be managed by the Board of Directors, with support from the People Committee, the dilution limit is up to 1.0% of the Company's total share capital, up to 0.2% for Restricted Shares and up to 0 .8% for Performance Shares.

This plan represents our firm commitment to the objective of generating value in the long term and reflects our conviction that the sustainable success of a company is intrinsically linked to satisfaction and good service to its customers. In this way, we are strengthening our organizational culture and reinforcing our commitment to excellence at all levels.

Information regarding the Plan is included in the Management Proposal and Manual for Participation in the General Shareholders' Meeting made available, on this date, on the Company's investor relations website (ri.copel.com), on the CVM website (https:// www.gov.br/cvm/pt-br) and B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br).

Curitiba, March 21, 2024.

Adriano Rudek de Moura

Director of Finance and Investor Relations

For further information, please contact the Investor Relations team:
ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date March 21, 2024

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.